UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended May 31, 2006

Commission File Number: 000-31076

TERYL RESOURCES CORP.
(Translation of registrant's name into English)

240-11780 Hammersmith Way, Richmond, BC Canada V7A 5E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated August 3, 2005

99.2	News Release dated September 6, 2005

99.3	Annual Financial Statements for the Fiscal Year Ended May 31, 2005

99.4	Annual MD&A for the Fiscal Year Ended May 31, 2005

99.5	Form 52-109F1 - Certification of Annual Filings - CEO

99.6	Form 52-109F1 - Certification of Annual Filings - CFO

99.7	Notice for the 2005 AGM

99.8	Information Circular for the 2005 AGM

99.9	Form of Proxy for the 2005 AGM

99.10	News Release dated October 11, 2005

99.11	Interim Financial Statements for the Period Ended August 31, 2005

99.12	Interim MD&A for the Period Ended August 31, 2005

99.13	Form 52-109F2 - Certification of Interim Filings - CEO

99.14	Form 52-109F2 - Certification of Interim Filings - CFO

99.15	News Release dated October 31, 2005

99.16	News Release dated January 26, 2006

99.17	Interim Financial Statements for the Period Ended November 30, 2005

99.18	Interim MD&A for the Period Ended November 30, 2005

99.19	Form 52-109F2 - Certification of Interim Filings - CEO

99.20	Form 52-109F2 - Certification of Interim Filings - CFO

99.21	News Release dated April 6, 2006

99.22	Interim Financial Statements for the Period Ended February 28, 2006

99.23	Interim MD&A for the Period Ended February 28, 2006

99.24	Form 52-109F2 - Certification of Interim Filings - CEO

99.25	Form 52-109F2 - Certification of Interim Filings - CFO

99.26	News Release dated May 5, 2006

99.27	News Release dated May 17, 2006

99.28	News Release dated May 23, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teryl Resources Corp.
(Registrant)

Date: August 7, 2007	By:	/s/ John Robertson

John Robertson
	Title:	President